[redacted]

09042028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 67303

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 07 2009
Washington, DC
122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2008 (MM/DD/YY) AND ENDING June 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stephen Perry & Associates, Inc.
dba JCP Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19200 Von Karman Avenue, Suite 600
(No. and Street)

Irvine, (City) California (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen R. Perry (949) 477-8060
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen R. Perry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stephen Perry and Associates, Inc., dba JCP Securities, as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Orange
Subscribed and sworn (or affirmed) to before me this 22nd day of July, 2009 by Stephen R Perry proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

Surbhi Lohia
Notary Public

Stephen R Perry
Signature

Managing Director
Title

SURBHI LOHIA
COMM. # 1849824
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. JUN. 14, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stephen Perry & Associates, Inc. dba JCP Securities

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2009

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Stephen Perry & Associates, Inc. dba JCP Securities:

We have audited the accompanying statement of financial condition of Stephen Perry & Associates, Inc. dba JCP Securities (the Company) as of June 30, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stephen Perry & Associates, Inc. dba JCP Securities as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
July 31, 2009

We Focus & Care SM

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Stephen Perry and Associates, Inc. dba JCP Securities
Statement of Financial Condition
June 30, 2009

Assets

Cash and cash equivalents	$ 47,781
Accounts receivable	8,000
Security deposit	1,200
Deferred income tax asset	5,257
Total assets	$ 62,238

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 4,975
Total liabilities	4,975
Stockholder's equity	
Common stock	2,500
Additional paid-in capital	65,166
Accumulated deficit	(10,403)
Total stockholder's equity	57,263
Total liabilities and stockholder's equity	$ 62,238

The accompanying notes are an integral part of these financial statements.

Stephen Perry and Associates, Inc. dba JCP Securities
Statement of Income
For the year ended June 30, 2009

Revenues	
Consulting income	$ 75,852
Interest and dividend income	686
Total revenues	76,538
Expenses	
Commissions	45,300
Occupancy	2,861
Other operating expenses	24,995
Total expenses	73,156
Net income (loss) before income tax provision (benefit)	3,382
Income tax provision (benefit)	(1,178)
Net income (loss)	$ 4,560

The accompanying notes are an integral part of these financial statements.

Stephen Perry and Associates, Inc. dba JCP Securities
Statement of Changes in Stockholder's Equity
For the year ended June 30, 2009

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at June 30, 2008	$ 2,500	$ 65,166	$ (14,963)	$ 52,703
Net income (loss)	–	–	4,560	4,560
Balance at June 30, 2009	$ 2,500	$ 65,166	$ (10,403)	$ 57,263

The accompanying notes are an integral part of these financial statements.

Stephen Perry and Associates, Inc. dba JCP Securities
Statement of Cash Flows
For the year ended June 30, 2009

Cash flows from operating activities:		
Net income (loss)		$ 4,560
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Accounts receivable	$ (8,000)	
Security deposit	(1,200)	
Deferred income tax asset	(1,978)	
(Decrease) increase in:		
Accounts payable and accrued expenses	875	
Total adjustments		(10,303)
Net cash and cash equivalents provided by (used in) operating activities		(5,743)
Cash flows from investing activities:		–
Cash flows from financing activities:		–
Net increase (decrease) in cash and cash equivalents		(5,743)
Cash and cash equivalents at beginning of year		53,524
Cash and cash equivalents at end of year		$ 47,781
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ –	
Income taxes	$ 1,600	

The accompanying notes are an integral part of these financial statements.

Stephen Perry and Associates, Inc. dba JCP Securities
Notes to Financial Statements
June 30, 2009

Note 1: GENERAL and SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Stephen Perry and Associates, Inc. dba JCP Securities (the "Company") was incorporated in the state of California on March 11, 2005. The Company operates as a registered broker/dealer in securities under the provisions of the Securities and Exchange Act of 1934, and is a registered investment advisor with the State of California. The Company operates under the doing business as (d.b.a.) name JCP Securities. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company operates on a fully-disclosed basis whereby it does not hold customer accounts or securities.

The Company has been pursuing the establishment of business relationships with a number of institutional investors. Such relationships, by their very nature, take time and effort to establish and maintain. Management believes that the time spent in the pursuit of these relationships will soon be rewarded by the production of revenue. For the year ended June 30, 2009, two (2) customers accounted for 100% of total revenue.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market fund accounts as cash equivalents.

Accounts receivable are stated net of allowance for doubtful accounts. An allowance for doubtful accounts is considered necessary because probable uncollectible accounts are material.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Note 1: GENERAL and SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: OCCUPANCY

Current year occupancy expense consists of the following:

Office rent	$ 2,861

Note 3: INCOME TAXES

The components of the income tax provision are as follows:

	Current	Deferred	Total
State tax expense (benefit)	$ 800	$ (689)	$ 111
Federal tax expense (benefit)	–	(1,289)	(1,289)
Total income tax expense (benefit)	$ 800	$ (1,978)	$ (1,178)

The Company has available at June 30, 2009, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in the deferred tax asset of approximately $5,257 that expires as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended June 30,
$ 1,415	2026
16,827	2027
4,491	2029
$ 22,733	

Note 4: RELATED PARTY TRANSACTIONS

The Company shares office personnel, furniture and equipment with an affiliated company in which management has an ownership interest. The companies have an expense sharing agreement, whereby the affiliated company pays certain operating expenses and various equipment costs that benefit the Company. Due to the low activity of the Company, had the Company reimbursed all of its proportional share of expenses to the affiliated company, the difference in the results from operations would be immaterial. The Company is also not liable to this affiliate for any expenses incurred on its behalf. For the year ended June 30, 2009, the Company incurred $2,100 for these operating expenses.

Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ended June 30, 2009, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Statement Number	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After 12/15/08
SFAS 141(R)	Business Combinations	After 12/15/08
SFAS 157	Fair Value Measurements	After 12/15/07
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After 12/15/07
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After 12/15/08

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2009, the Company had net capital of $46,827, which was $41,827 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($4,975) to net capital was 0.11:1 which is less than the 15 to 1 maximum ratio allowed.

Stephen Perry and Associates, Inc. dba JCP Securities
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2009

Computation of net capital			
Stockholder's equity			
Common stock		$ 2,500	
Additional paid-in capital		65,166	
Accumulated deficit		(10,403)	
	Total stockholder's equity		$ 57,263
Less:	Non allowable assets		
	Accounts receivable, net of related payables	(3,200)	
	Security deposit	(1,200)	
	Deferred income tax asset	(5,257)	
	Total adjustments		(9,657)
	Net capital before haircuts		47,606
Less:	Haircuts		(779)
	Net capital		46,827
Computation of net capital requirements			
Minimum net capital requirements			
	6 2 /3 percent of net aggregate indebtedness	$ 332	
	Minimum dollar net capital required	$ 5,000	
	Net capital required (greater of above)		5,000
Excess net capital			$ 41,827
	Percentage of aggregate indebtedness to net capital	0.11:1	

There was a $1 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated June 30, 2009, due to rounding.

See independent auditor's report.

Stephen Perry and Associates, Inc. dba JCP Securities
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of June 30, 2009

A computation of reserve requirements is not applicable to Stephen Perry and Associates, Inc. dba JCP Securities as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Stephen Perry and Associates, Inc. dba JCP Securities
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of June 30, 2009

Information relating to possession or control requirements is not applicable to Stephen Perry and Associates, Inc. dba JCP Securities as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Stephen Perry & Associates, Inc. dba JCP Securities

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2009

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Stephen Perry & Associates, Inc. dba JCP Securities:

In planning and performing our audit of the financial statements of Stephen Perry & Associates, Inc. dba JCP Securities (the Company), as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
July 31, 2009